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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. _)*

                   AMERICAN AIRCARRIERS SUPPORT, INCORPORATED
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  023758 10 5
--------------------------------------------------------------------------------
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                               Page 1 of 6 Pages

CUSIP NO. 023758 10 5               13G                      PAGE 2 OF 6 PAGES


--------------------------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          HERMAN O. BROWN, JR.
--------------------------------------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                (a)  [ ]
                                                                                (b)  [ ]
--------------------------------------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
--------------------------------------------------------------------------------------------------------------
      NUMBER OF      5     SOLE VOTING POWER
       SHARES                  0
    BENEFICIALLY     ------------------------------------------------------------------------------------------
      OWNED BY       6     SHARED VOTING POWER
        EACH                   0
      REPORTING      ------------------------------------------------------------------------------------------
       PERSON        7     SOLE DISPOSITIVE POWER
        WITH                   1,025,000
                     ------------------------------------------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER
                               0
---------------------------------------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,025,000 BENEFICIALLY OWNED BY HERMAN BROWN
--------------------------------------------------------------------------------------------------------------
 10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          14.3%
--------------------------------------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------------------------------------

                               Page 2 of 6 pages

CUSIP NO. 023758 10 5               13G                      PAGE 3 OF 6 PAGES


--------------------------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DAVID M. FURR
--------------------------------------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                (a)  [ ]
                                                                                (b)  [ ]
--------------------------------------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
--------------------------------------------------------------------------------------------------------------
      NUMBER OF      5     SOLE VOTING POWER
       SHARES                  1,083,060 + 35,000 shares under exercisable options
    BENEFICIALLY     ------------------------------------------------------------------------------------------
      OWNED BY       6     SHARED VOTING POWER
        EACH                   0
      REPORTING      ------------------------------------------------------------------------------------------
       PERSON        7     SOLE DISPOSITIVE POWER
        WITH                   58,060 + 35,000 shares under exercisable options
                     ------------------------------------------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER
                               0
---------------------------------------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,083 beneficially owned by David Furr + 35,000 shares under exercisable options
--------------------------------------------------------------------------------------------------------------
 10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          15.0%
--------------------------------------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------------------------------------

                               Page 3 of 6 pages

                                  SCHEDULE 13G

ITEM    1.

   (a)  Name of Issuer:

        American Aircarriers Support, Incorporated

   (b)  Address of Issuer's Principal Executive Offices:

        3516 Centre Circle Drive
        Fort Mill, South Carolina 29715

ITEM    2.

   (a)  Name of Persons Filing:

        Herman O. Brown, Jr. and David M. Furr

   (b)  Address of Principal Business Office:

        3516 Centre Circle Drive
        Fort Mill, South Carolina 29715

   (c)  Citizenship:

        United States citizen

   (d) Title of Class of Securities:

        Common Stock

   (e) CUSIP Number:

        023758 10 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSONS FILING ARE A:

   (a) [ ] Broker or Dealer registered under section 15 of the Act
   (b) [ ] Bank as defined in section 3(a)(6) of the Act
   (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act
   (d) [ ] Investment Company registered under section 8 of the Investment Company Act
   (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
   (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
   (g) [ ] Parent Holding Company, in accordance with ss.240.13d-1(b)(ii)(G)
   (h) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

                                Page 4 of 6 Pages

ITEM    4.  OWNERSHIP

   (a) Amount Beneficially Owned: 1,083,060 + 35,000 shares under exercisable options

   (b)  Percent of Class: 15.0%

   (c)  Number of shares as to which such persons have:

          i) sole power to vote or to direct the vote: David Furr has sole power to vote 1,083,060 shares + 35,000 shares under exercisable options

          ii)  shared power to vote or to direct the vote: N/A

          iii) sole power to dispose or to direct the disposition of: David Furr has sole power to dispose of 58,060 + 35,000 shares under exercisable options and Herman Brown has the sole power to dispose or direct the disposition of 1,025,000 shares

          iv)  shared power to dispose or to direct the disposition of: N/A

ITEM    5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM    6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Herman O. Brown, Jr. is the beneficial owner of 1,025,000 shares of Common Stock covered by this report. The 1,025,000 shares of Common Stock beneficially owned by Mr. Brown are held of record by David M. Furr, as trustee pursuant to a Voting Trust Agreement among Mr. Brown, Mr. Furr and the issuer. Under the Voting Trust Agreement, Mr. Brown retained the right to receive dividends from, and to instruct the trustee to dispose of, 1,025,000 shares covered by this report, i.e., dispositive power over those shares. As a result of the Voting Trust Agreement, Mr. Furr may also be deemed to be the beneficial owner of the 1,025,000 shares over which Mr. Brown has dispositive power as Mr. Furr has voting power over those shares. Mr. Furr is the beneficial owner of an additional 58,060 shares of Common Stock and currently exercisable options to purchase 35,000 shares and accordingly, Mr. Furr has the right to vote the 1,025,000 shares held in trust and has the right to vote or direct the vote of the 58,060 shares owned directly or indirectly by him and could vote another 35,000 shares if he exercised his currently exercisable options to purchase 35,000 shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not applicable.

ITEM    8.   IDENTIFICATION AND CLASSIFICATION OF MEMBER OF THE GROUP

        Not applicable.

ITEM    9.   NOTICE OF DISSOLUTION OF GROUP

        Not applicable.

ITEM    10.  CERTIFICATION

        Not applicable.


                                Page 5 of 6 Pages

                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        February 9, 1999
                                      ------------------------------------------
                                                         Date


                                        /s/ Herman O. Brown, Jr.
                                      ------------------------------------------
                                      Herman O. Brown, Jr.


                                        /s/ David M. Furr
                                      ------------------------------------------
                                      David M. Furr, Individually and as Trustee





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